Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	June 30,
	2011	2010

Income from continuing operations before income tax	$226,470	$148,597

Add:
Fixed charges	133,301	111,882
Amortization of capitalized interest	3,298	2,586

Less:
Interest capitalized	16,680	2,158
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$346,389	$260,907

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$95,715	$93,274
Interest capitalized	16,680	2,158
Portion of rent expense representative of interest (30%)	20,906	16,450

Fixed charges	$133,301	$111,882

Ratio of earnings to fixed charges	2.60	2.33

Deficiency of earnings to cover fixed charges	$—	$—